UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number: 000-30666

NETEASE, INC.

Building No. 7, West Zone

Zhongguancun Software Park (Phase II)

No.10 Xibeiwang East Road, Haidian District,

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NETEASE, INC.

Form 6-K

Signature	Page 3

Press Release regarding appointment of Chief Financial Officer, dated June 26, 2017	Exhibit 99.1

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE, INC.

		By:	/s/ Onward Choi
		Name:	Onward Choi
		Title:	Acting Chief Financial Officer

Date:	June 28, 2017

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